Exhibit (h)(8)

CORPORATE SERVICES AGREEMENT

THIS CORPORATE SERVICES AGREEMENT (this “Agreement”) is made as of July 6th 2016, by and between DBX ETF Trust (the “Trust”), and BNY Mellon Investment

Servicing (US) Inc., a Massachusetts corporation (“BNY Mellon”).

W I T N E S S E T H

WHEREAS, the Trust is an investment company registered under the Investment Company Act of 1940, as amended; and

WHEREAS, the Trust desires to retain BNY Mellon to provide for the portfolios identified on Exhibit A hereto (each, a “Fund”) the services described herein, and BNY Mellon is willing to provide such services, all as more fully set forth below;

WHEREAS, the parties acknowledge that the services under this Agreement shall be included in the invoices and fees paid by the Trust to BNY Mellon in accordance with the invoices issued under the Fund Administration and Accounting Agreement, by and between the Trust and BNY Mellon, dated January 31, 2011 (the “Fund Administration Agreement”);

NOW, THEREFORE, in consideration of the mutual promises and agreements contained herein, the parties hereby agree as follows:

1.       Definitions.

Whenever used in this Agreement, unless the context otherwise requires, the following words shall have the meanings set forth below:

“1940 Act” means the Investment Company Act of 1940, as amended.

“Authorized Person” shall mean each person identified in Exhibit B hereto who is duly authorized by the Board of the Trust to execute this Agreement and to give Instructions to BNY Mellon on behalf of the Trust. Each Authorized Person's scope of authority by the Trust may be limited, as set forth in a written document signed by BNY Mellon and the Trust. From time to time the Trust may deliver a new Exhibit B to modify the Authorized Person(s) under this

Agreement and BNY Mellon shall be entitled to rely on the last Exhibit B actually received by BNY Mellon.

“BNY Mellon Affiliate” shall mean any office, branch or subsidiary of The Bank of New York Mellon Corporation.

“Board”' shall mean the Board of Trustees of the Trust.

“Confidential Information” shall have the meaning given in Section 19 below.

“Documents” shall mean the documents that BNY Mellon creates, prepares or requires for regulatory filings for the Trust pursuant to Schedule I to this Agreement (“Schedule I”),

“Instructions” shall mean Oral Instructions or written communications actually received by BNY Mellon by S.W.I.F.T., tested telex, letter, facsimile transmission, Email or other method or system specified by BNY Mellon as available for use in connection with the services hereunder, from an Authorized Person or person believed in good faith to be an Authorized Person under this Agreement.

“Investment Advisor” shall mean the entity identified by the Trust as the entity having investment responsibility with respect to the Trust and its Funds.

“Net Asset Value” shall mean the per share value of a Fund, calculated in the manner described in the Fund’s Offering Materials.

“Offering Materials” shall mean a Fund’s currently effective prospectus and most recently filed registration statement with the SEC relating to shares of the Fund.

“Oral Instructions” shall mean oral instructions received by BNY Mellon under permissible circumstances specified by BNY Mellon, in its sole discretion, as being from an Authorized Person or person believed in good faith by BNY Mellon to be an Authorized Person.

“Organizational Documents” shall mean certified copies of the Trust’s Agreement and Declaration of Trust and By-Laws, material contracts, Offering Materials and all SEC exemptive orders issued to the Trust, required filings delivered to and received by BNY Mellon.

“SEC” means the United States Securities and Exchange Commission.

“Shares” means the shares of beneficial interest of any Fund of the Trust.

2.      Appointment.

The Trust hereby appoints BNY Mellon as its agent for the term of this Agreement to perform the services described herein. BNY Mellon hereby accepts such appointment and agrees to perform the services hereinafter set forth.

3.      Representations and Warranties.

3.1       The Trust hereby represents and warrants to BNY Mellon, which representations and warranties shall be deemed to be continuing, that:

3.1.1     It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

3.1.2     This Agreement has been duly authorized, executed and delivered by the Trust in accordance with all requisite action of the Board and constitutes a valid and legally binding obligation of the Trust, enforceable in accordance with its terms;

3.1.3        It is conducting its business in compliance with all applicable laws and regulations, both state and federal, has made and will continue to make all necessary filings including tax filings and has obtained all regulatory licenses, approvals and consents necessary to carry on its business as now conducted; there is no statute, regulation, rule, order or judgment binding on it and no provision of its Organizational Documents, nor of any mortgage, indenture, credit agreement or other contract binding on it or affecting its property which would prohibit its execution or performance of this Agreement;

3.1.4       To the extent the performance of any services described in Schedule I by BNY Mellon in accordance with the then effective Offering Materials for the Trust would violate any applicable laws or regulations, the Trust shall immediately so notify BNY Mellon in writing;

3.1.5         The terms of this Agreement and any benefits accruing to BNY Mellon or to the Investment Advisor or sponsor of the Trust in connection with this Agreement, as paid in accordance with the fees charged under the Fund Administration Agreement, including but not limited to any fee waivers, conversion cost reimbursements, upfront payments, signing payments or periodic payments made or to be made by BNY Mellon to such Investment Advisor or sponsor or any affiliate of the Trust relating to this Agreement have been fully disclosed to the Board and that, if required by applicable law, the Board has approved or will approve the terms of this Agreement, any such fees and expenses and any such benefits;

3.1.6          Without limiting the provisions of Section 19 below, the Trust shall treat as confidential the terms and conditions of this Agreement and shall not disclose nor authorize disclosure thereof to any other person, except (i) to its trustees, officers, directors, employees, regulators, examiners, internal and external accountants, auditors and counsel; (ii) for a summary description of this Agreement in the Offering Materials with the prior written approval of BNY Mellon; (iii) to any other person when required by a court order or legal process; (iv) as agreed in writing by BNY Mellon; or (v) whenever advised by its counsel that it would be liable for a failure to make such disclosure. The Trust shall instruct its employees, trustees, directors, officers, regulators, examiners, internal and external accountants, auditors and counsel who may be afforded access to this Agreement of the Trust's obligations of confidentiality hereunder;

3.1.7         To the extent performance of any services, as listed on Schedule I, and which are provided by BNY Mellon for the Trust, violate any applicable laws or regulations, the Trust shall so notify BNY Mellon in writing, in a reasonable amount of time following the Trust's initial notice of any such violation by BNY

Mellon; and

3.l.8        The Trust acknowledges for itself and its users that certain information provided by BNY Mellon on its websites may be protected by copyrights, trademarks, service marks and/or other intellectual property rights, and as such, agrees that all such information provided is for the sole and exclusive use of the Trust and its users. Certain information provided by BNY Mellon is supplied to BNY Mellon pursuant to third party licensing agreements that restrict the use of such information and protect the proprietary rights of the appropriate licensor (“Licensor”) with respect to such information. Therefore, the Trust, on behalf of itself and its users, further agrees not to disclose, disseminate, reproduce, redistribute or republish information provided by BNY Mellon on its websites in any way without the express written permission of BNY Mellon and the Licensor. (Licensor permission to be obtained by BNY Mellon prior to BNY Mellon providing its permission.)

3.2              BNY Mellon hereby represents and warrants to the Trust, which representations and warranties shall be deemed to be continuing, that:

3.2.1          BNY Mellon is duly organized and existing under the laws of the jurisdiction of its organization, with full power and authority to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder.

3.2.2         This Agreement has been duly authorized, executed and delivered by BNY Mellon in accordance with all requisite corporate action and constitutes a valid and legally binding obligation of BNY Mellon enforceable in accordance with the terms herein.

3.2.3         BNY Mellon has obtained all regulatory licenses, approvals and consents necessary to carry on its business as currently conducted; there is no statute, regulation, rule, order or judgment binding on BNY Mellon and no provision of its charter or by-laws, nor any mortgage, indenture, credit agreement or other contract binding on BNY Mellon, or affecting its property, which would prohibit the execution or performance by BNY Mellon of this Agreement.

3.2.4        To the extent the performance of any services described in this Agreement, or any appendix, schedule or exhibit hereto, should or does violate any laws or regulations applicable to BNY Mellon, BNY Mellon shall so notify the Trust in writing as soon as practicable, to the extent that BNY Mellon personnel responsible for the performance of BNY Mellon’s obligations and the services described herein have knowledge, or should reasonably have knowledge, of such violation.

4.        BNY Mellon shall perform the services and its obligations under this Agreement in compliance with the policies listed in Exhibit C to this Agreement as such policies may, subject to this Section, change from time to time (“BNY Mellon Policies”). BNY Mellon will notify the Trust of any changes in BNY Mellon Policies or substance testing or background standards on a quarterly basis and will permit the Trust to conduct, at BNY Mellon’s offices and subject to BNY Mellon’s reasonable security requirements, a review of such changed policies and/or standards. In the event that the Trust reasonably determines that such change in the BNY Mellon Policies (i) represents a significant negative deviation from market standard and the Trust provides reasonable evidence thereof, or (ii) is reasonably likely to cause the Trust to be in violation of law or the requirements of Governmental Authorities, then the Trust and BNY Mellon will work together in good faith to remediate. If the Trust is not reasonably satisfied that such remediation has occurred ninety (90) days after the applicable remediation meeting, then the Trust shall have the ability to terminate this Agreement without cause by giving BNY Mellon at least thirty (30) days' prior written notice. In the event of a change in the substance testing or background standards that removes or lessens any substance testing or background screening requirements, the parties shall promptly meet and agree on a solution.

5.	Delivery of Organizational Documents and other Materials.

The Trust shall promptly provide, deliver or cause to be delivered from time to time to BNY Mellon any amendments to the Trust’s Organizational Documents and other materials as may be necessary for BNY Mellon to perform its duties hereunder. BNY Mellon shall not be deemed to have notice of any information (other than information supplied by BNY Mellon) contained in such Organizational Documents or other materials until they are actually received by BNY Mellon.

6.	Duties and Obligations of BNY Mellon.

6.1             Subject to the direction and control of the Board and the provisions of this Agreement, BNY Mellon shall provide to the Trust the administrative services listed on Schedule

1. In performing hereunder, BNY Mellon shall provide, at its expense, office space, facilities, equipment and personnel.

6.2              BNY Mellon shall not provide any services under this Agreement that relate to the management, investment advisory or sub-advisory functions of any Fund, distribution of shares of any Fund, maintenance of any Fund's financial records or other services normally performed by the Funds’ respective counsel or independent auditors. The services provided by BNY Mellon hereunder do not constitute, nor shall they be construed as constituting, legal advice or the provision of legal services for or on behalf of the Trust or any other person, and the Trust acknowledges that BNY Mellon does not provide public accounting or auditing services or advice and will not be making any tax filings, or doing any tax reporting on its behalf other than those filings and reports specifically agreed to hereunder. The scope of services provided by BNY Mellon under this Agreement shall not be increased as a result of new or revised regulatory or other requirements that may become applicable with respect to a Fund, unless the Trust and BNY Mellon expressly agree in writing to any such increase in the scope of services.

6.3              The Trust shall cause its officers, directors, advisors, sponsor, distributor, legal counsel, independent auditors and accountants, transfer agent and any of its other service providers to cooperate with BNY Mellon and to provide BNY Mellon, upon request, with such information, documents and advice relating to the Trust as is within the possession or knowledge of such persons, and which in the opinion of BNY Mellon, is necessary in order to enable BNY Mellon to perform its duties hereunder. In connection with its duties hereunder, BNY Mellon shall not be responsible for, under any duty to inquire into, or be deemed to make any assurances with respect to, the accuracy, validity or propriety of any information, documents or advice provided to BNY Mellon by any of the aforementioned persons, except to the extent that the failure to so inquire of such persons affiliated with BNY Mellon would be inconsistent with the requirements of Section 8.1 of this Agreement. BNY Mellon shall not be liable for any loss, damage or expense resulting from or arising out of the failure of the Trust to cause any information, documents or advice to be provided to BNY Mellon as provided herein and shall be held harmless by the Trust when acting in reliance upon such information, documents or advice relating to such Fund, except as stated in the preceding sentence. All fees or costs charged by such persons shall be borne by the Trust, and BNY Mellon shall have no liability with respect to such fees or charges, including any increases in, or additions to, such fees or charges related directly or indirectly to the services described herein or the performance by BNY Mellon of its duties hereunder. BNY Mellon shall not bear, or otherwise be responsible for, any fees, costs or expenses charged by any third party service providers engaged by the Trust, or by any affiliate of the Trust or by any other third party service provider to the Trust.

6.4              Nothing in this Agreement shall limit or restrict BNY Mellon, any BNY Mellon Affiliate or any officer or employee thereof from acting for or with any third parties, and providing services similar or identical to some or all of the services provided hereunder.

6.5             The Trust shall furnish BNY Mellon with any and all instructions, explanations, information, specifications and documentation deemed necessary by BNY Mellon in the performance of its duties hereunder.

6.6             BNY Mellon may seek Instructions from an Authorized Person with respect to any matter arising in connection with BNY Mellon's performance of its services hereunder, and BNY Mellon shall not be liable for any action taken or omitted to be taken by it in good faith without negligence or willful misconduct in accordance with such Instructions. Such requested Instructions may, at the option of BNY Mellon, set forth in writing any action proposed to be taken or omitted by BNY Mellon with respect to its duties or obligations under this Agreement and the date on and/or after which such action shall be taken. BNY Mellon shall not be liable for any action taken or omitted to be taken in accordance with any Instructions for which a clarification was sought unless, prior to taking or omitting to take any such action, BNY Mellon has received clarification from an Authorized Person in response to such a request setting forth a different course of action compared to the action proposed to be taken or omitted by BNY Mellon.

6.7             The Bank of New York Mellon Corporation is a global financial organization that provides services to clients through its affiliates and subsidiaries in multiple jurisdictions (the “BNY Mellon Group”). The BNY Mellon Group may centralize functions including audit, accounting, risk, legal, compliance, sales, administration, product communication, relationship management, storage, compilation and analysis of customer-related data, and other functions (the “Centralized Functions”) in one or more affiliates, subsidiaries and third-party service providers. Solely in connection with the Centralized Functions, (i) the Trust consents to the disclosure of and authorizes BNY Mellon to disclose information regarding the Trust (“Customer-Related Data”) to the BNY Mellon Group and to its subcontractors who are subject to confidentiality obligations with respect to such information and (ii) BNY Mellon may store the names and business contact information of the Trust's Trustees, officers and employees, if any, and representatives on the systems or in the records of the BNY Mellon Group or its service providers. The BNY Mellon Group may aggregate Customer-Related Data with other data collected and/or calculated by the BNY Mellon Group, and notwithstanding anything in this Agreement to the contrary the BNY Mellon Group will own all such aggregated data, provided that the BNY Mellon Group shall not distribute the aggregated data in a format that identifies Customer-Related Data with the Trust or a particular Fund. The Trust confirms that it is authorized to consent to the foregoing and that the disclosure and storage of information in connection with the Centralized Functions does not violate any relevant data protection legislation.

6.8              BNY Mellon may consult with internal counsel to the Trust or BNY Mellon’s own counsel, at the Trust's expense provided the engagement of BNY Mellon’s counsel was pre-approved by the Trust and the fees of BNY Mellon’s counsel are reasonable, and shall be fully protected with respect to anything done or omitted by it in good faith in accordance with the advice or opinion of such counsel.

6.9               BNY Mellon shall have no duties or responsibilities whatsoever except such duties and responsibilities as are specifically set forth in this Agreement and Schedule I and no covenant or obligation shall be implied against BNY Mellon in connection with this Agreement.

6.10          BNY Mellon, in performing the services required of it under the terms of this Agreement, shall be entitled to rely fully on the accuracy and validity of any and all Instructions, explanations, information, specifications, Organizational Documents and documentation furnished to it by the Trust and shall have no duty or obligation to review the accuracy, validity or propriety of such Instructions, explanations, information, specifications, Organizational Documents or documentation;

6.11         BNY Mellon shall not be responsible for damages (including without limitation damages caused by delays, failure, errors, interruption or loss of data) that occur directly or indirectly by reason of circumstances beyond its reasonable control in the performance of the services under this Agreement, including, without limitation, labor difficulties within or without BNY Mellon, mechanical breakdowns, flood or catastrophe, acts of God, failures of transportation, interruptions, loss or malfunctions of utilities, action or inaction of civil or military authority, national emergencies, public enemy, war, terrorism, riot, sabotage, non-performance by a third party, failure of the mails, communications or computer (hardware or software) (any a “Force Majeure Event”). Notwithstanding the foregoing, this Section 6.11 shall not be construed to relieve BNY Mellon of any business continuity obligations required pursuant to the representations set forth under Section 3.2 above.

6.12         BNY Mellon shall enter into and shall maintain reasonable provisions for emergency use of electronic data processing equipment to the extent appropriate equipment is available. In the event of equipment failures, BNY Mellon shall, at no additional expense to the Trust, take reasonable steps to minimize service interruptions.

7.	Rule 38a-1 and Regulatory Support Services.

7.1            If Schedule I contains a requirement for BNY Mellon to provide the Trust with compliance support services related to Rule 38a-l promulgated under the 1940 Act and/or Regulatory Administration services, such services shall be provided pursuant to the terms of this Section 7 (such services, collectively hereinafter referred to as the "Regulatory Support Services").

7.2             Notwithstanding anything in this Agreement to the contrary, the Regulatory Support Services provided by BNY Mellon under this Agreement are administrative in nature and do not constitute, nor shall they be construed as constituting, legal advice or the provision of legal services for or on behalf of a Fund or any other person.

7.3             All work product produced by BNY Mellon as outlined in Schedule I in connection with its provision of Regulatory Support Services under this Agreement is subject to review and approval by the Trust or the applicable Fund and by the Trust’s or the Fund’s legal counsel. The Regulatory Support Services performed by BNY Mellon under this Agreement will be at the request and direction of the Trust and/or its chief compliance officer (the “Trust’s CCO”), as applicable. BNY Mellon disclaims liability to the Trust, and the Trust is solely responsible, for the selection, qualifications and performance of the Trust's CCO and the adequacy and effectiveness of the Trust’s compliance program.

8.	Standard of Care: Indemnification.

8.1             Except as otherwise provided herein, BNY Mellon and any BNY Mellon Affiliate shall not be liable for any costs, expenses, damages, liabilities or claims (including reasonable attorneys’ and accountants’ fees relating thereto) incurred by or asserted against the Trust, except those costs, expenses, damages, liabilities or claims arising out of BNY Mellon’s own bad faith, negligence or willful misconduct. In no event shall BNY Mellon or any BNY Mellon Affiliate be liable to any Fund or any third party for any special, indirect or consequential damages, or lost profits or loss of business, arising under or in connection with this Agreement, even if previously informed of the possibility of such damages and regardless of the form of action. BNY Mellon and any BNY Mellon Affiliate shall not be liable for any loss, damage or expense, including counsel fees and other costs and expenses of a defense against any claim or liability, resulting from, arising out of, or in connection with its performance hereunder, including its actions or omissions, the incompleteness or inaccuracy of any specifications or other information furnished by the Fund, or for delays caused by circumstances beyond BNY Mellon’s reasonable control, unless such loss, damage or expense arises out of the bad faith, negligence or willful misconduct of BNY Mellon. BNY Mellon shall indemnify and hold harmless the Trust and any Fund from and against any and all direct costs, expenses, damages, liabilities, and claims, and reasonable attorneys’ and accountants’ fees relating thereto (collective, “Losses”) where such Losses have been finally determined by a court of competent jurisdiction (pursuant to the terms of this Agreement) to have arisen out of BNY Mellon’s failure to discharge its duties in accordance with its standard of care as set forth hereunder. This indemnity shall be a continuing obligation of BNY Mellon, its successors and assigns, notwithstanding the termination of this Agreement.

8.2	The Trust shall indemnify and hold harmless BNY Mellon and any BNY

Mellon Affiliate from and against any and all costs, expenses, damages, liabilities and claims (including claims asserted by a Fund), and reasonable attorneys’ and accountants’ fees relating thereto, which are sustained or incurred or which may be asserted against BNY Mellon or any BNY Mellon Affiliate, by reason of or as a result of any action taken or omitted to be taken by BNY Mellon or any BNY Mellon Affiliate without bad faith, negligence or willful misconduct, or in reliance upon (i) any law, act, regulation or interpretation of the same even though the same may thereafter have been altered, changed, amended or repealed, (ii) a Fund’s Offering Materials or Organizational Documents (excluding information provided by BNY Mellon), (iii) any Instructions or (iv) any opinion of legal counsel for the Trust or BNY Mellon, or arising out of transactions or other activities of the Trust that occurred prior to the commencement of this Agreement; provided, that the Trust shall not indemnify BNY Mellon nor any BNY Mellon Affiliate for costs, expenses, damages, liabilities or claims for which BNY Mellon or any BNY Mellon Affiliate is liable under the preceding Section 8.1. This indemnity shall be a continuing obligation of the Trust, its successors and assigns, notwithstanding the termination of this Agreement. Without limiting the generality of the foregoing, the Trust shall indemnify BNY Mellon and any BNY Mellon Affiliate against and save BNY Mellon and any BNY Mellon Affiliate harmless from any loss, damage or expense, including counsel fees and other costs and expenses of a defense against any claim or liability, arising from any one or more of the following:

8.2.1                   Errors in records or instructions, explanations, information, specifications or documentation of any kind, as the case may be, supplied to BNY Mellon by any third party described above or by or on behalf of the Trust;

8.2.2                   Action or inaction taken or omitted to be taken by BNY Mellon or any BNY Mellon Affiliate pursuant to Instructions of the Trust or otherwise without negligence or willful misconduct;

8.2.3                   Any action taken or omitted to be taken by BNY Mellon in good faith in accordance with the advice or opinion of counsel for the Trust or its own counsel, provided that such action or omission by BNY Mellon is in conformity with such advice or opinion of its own counsel, and is consistent with BNY Mellon’s rights and responsibilities under this Agreement;

8.3              Actions taken or omitted in reliance on Instructions or upon any information, order, indenture, stock certificate, membership certificate, power of attorney, assignment, affidavit or other instrument believed by BNY Mellon in good faith to be from an Authorized Person, or upon the opinion of legal counsel for the Trust or BNY Mellon’s own counsel, shall be conclusively presumed to have been taken or omitted in good faith.

9.	Compensation.

For the services provided hereunder, the Trust agrees to pay BNY Mellon the charges invoiced under Section 5 of the Fund Administration Agreement.

10.	Records; Visits.

10.1          BNY Mellon shall maintain and preserve the Trust’s books and records required by the services under this Agreement and Schedule I in accordance with Rules 32a-1 and 32a-2 under the 1940 Act. BNY Mellon shall keep the Trust’s physical books and records under lock and shall keep the Trust’s electronic books and records on BNY Mellon’s password protected electronic systems. BNY Mellon acknowledges that the books and records, both physical and electronic, pertaining to the Trust and the Funds that are in BNY Mellon’s possession or under its control are the property of the Trust and will be surrendered to the Trust promptly upon its request. For the avoidance of doubt, BNY Mellon may retain copies as required by applicable rules, regulations, legal process or record retention policies. The Trust and Authorized Persons shall have access to such books and records at all times during BNY Mellon’s normal business hours, and BNY Mellon shall assist the Trust in its handling of any document requests in connection with SEC examinations, internal audits or discovery proceedings with respect to any litigation involving the Trust. Upon the reasonable request of the Trust, copies of any such books and records shall be provided by BNY Mellon to the Trust or to an Authorized Person, at the Trust’s expense.

10.2          BNY Mellon shall keep all books and records with respect to the Trust’s books and records as BNY Mellon is required to maintain pursuant to Rule 3la-1 of the 1940 Act in connection with the services provided hereunder in accordance with Rule 3 la-2 of the 1940 Act, including, but not limited to: (i) for such meetings attended by BNY Mellon and for such materials created by BNY Mellon or provided to BNY Mellon by the Trust, the originals of the manually-signed minutes of the “Board Meetings” and “A&N Committee Meetings,” as such terms are defined in Schedule I, and copies of official records and meeting materials pertaining to all of the Trust’s Board Meetings and A&N Committee Meetings; and (ii) the executed signature pages of all SEC filings furnished by the Trust and that BNY Mellon is required to submit under Schedule I.

11.	Term of Agreement.

This Agreement shall be coterminous with the Fund Administration Agreement and shall continue until terminated by either BNY Mellon giving to the Trust, or the Trust giving to BNY Mellon, a notice in writing specifying the date of such termination, which date shall be not less than ninety (90) days after the date of giving such notice. Unless otherwise agreed by the parties, a notice of termination of the Trust’s Fund Administration Agreement with BNY Mellon shall serve as a notice of termination of this Agreement as well.

12.	Amendment.

This Agreement may not be amended, changed or modified in any manner except by a written agreement executed by BNY Mellon and the Trust and authorized or approved by the Board.

13.	Assignment: Subcontracting.

13.1 This Agreement shall extend to and shall be binding upon the parties hereto, and their respective successors and assigns; provided, however, that this Agreement shall not be assignable or delegable by the Trust without the written consent of BNY Mellon, or by BNY Mellon without the written consent of the Trust.

13.2           Notwithstanding the foregoing: BNY Mellon may assign or transfer this Agreement to any BNY Mellon Affiliate or transfer this Agreement in connection with a sale of a majority or more of its assets, equity interests or voting control, provided that BNY Mellon gives the Trust ninety (90) days’ prior written notice of such assignment or transfer and in the Trust’s sole discretion, such assignment or transfer does not impair the provision of services under this Agreement in any material respect, and the assignee or transferee agrees to be bound by all terms of this Agreement in place of BNY Mellon.

13.3          BNY Mellon may subcontract with, hire, engage or otherwise outsource to any BNY Mellon Affiliate with respect to the performance of any one or more of the functions, services, duties or obligations of BNY Mellon under this Agreement but any such subcontracting, hiring, engaging or outsourcing shall not relieve BNY Mellon of any of its liabilities hereunder.

13.4          BNY Mellon may subcontract with, hire, engage or otherwise outsource to an unaffiliated third party with respect to the performance of any one or more of the functions, services, duties or obligations of BNY Mellon under this Agreement with the prior written consent of the Trust and subject to any other limitations or reservations contained within this Agreement, including its Exhibits and Schedule I.

14.	Governing Law; Consent to Jurisdiction.

This Agreement shall be construed in accordance with the laws of the State of New York, without regard to conflict of laws principles thereof. The Trust hereby consents to the jurisdiction of a state or federal court situated in New York City, New York in connection with any dispute arising hereunder, and waives to the fullest extent permitted by law its right to a trial by jury. To the extent that in any jurisdiction the Trust may now or hereafter be entitled to claim, for itself or its assets, immunity from suit, execution, attachment (before or after judgment) or other legal process, the Trust irrevocably agrees not to claim, and it hereby waives, such immunity.

15.	Severability: No Third Party Beneficiaries.

In case any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations shall not in any way be affected or impaired thereby, and if any provision is inapplicable to any person or circumstances, it shall nevertheless remain applicable to all other persons and circumstances. A person who is not a party to this Agreement shall have no rights to enforce any provision of this Agreement. BNY Mellon shall not be responsible for any costs or fees charged to the Trust or an affiliate of the Trust by consultants, counsel, auditors, public accountants or other service providers retained by the Trust or any such affiliate.

16.	No Waiver.

Each and every right granted to BNY Mellon hereunder or under any Organizational Document or other material delivered hereunder to BNY Mellon or in connection herewith, or allowed it by law or equity, shall be cumulative and may be exercised from time to time. No failure on the part of BNY Mellon to exercise, and no delay in exercising, any right will operate as a waiver thereof, nor will any single or partial exercise by BNY Mellon of any right preclude any other or future exercise thereof or the exercise of any other right.

17.	Notices.

All notices, requests, consents and other communications pursuant to this Agreement in writing shall be sent as follows:

if to the Trust, at:

DBX ETF Trust
345 Park Avenue

New York, NY 10154

Attention: Chief Operating Officer

if to BNY Mellon, at BNY Mellon

103 Bellevue Parkway Wilmington, Delaware 19809

Attention: Head of U.S. Fund Accounting with a copy to:

The Bank of New York Mellon One Wall Street

New York, New York 10286

Attention: Legal Dept. - Asset Servicing

or at such other place as may from time to time be designated in writing. Notices hereunder shall be effective upon receipt.

18.	Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts together shall constitute only one instrument.

19.	Confidentiality.

BNY Mellon shall keep confidential any information relating to the Trust's business and the Trust shall keep confidential any information relating to BNY Mellon's business (each, “Confidential Information”), except as expressly agreed in writing by the protected party.

Confidential Information shall include (a) any data or information that is competitively sensitive material, and not generally known to the public, including, but not limited to, information about product plans, marketing strategies, finances, operations, customer relationships, customer profiles, customer lists, sales estimates, business plans and internal performance results relating to the past, present or future business activities of the Trust or BNY Mellon and their respective subsidiaries and affiliated companies; (b) any scientific or technical information, design, process, procedure, formula or improvement that is commercially valuable and secret in the sense that its confidentiality affords the Trust or BNY Mellon a competitive advantage over its competitors;

(c) all confidential or proprietary concepts, documentation, reports, data, specifications, computer software, source code, object code, flow charts, databases, inventions, know-how and trade secrets, whether or not patentable or copyrightable; and (d) anything designated as confidential. Notwithstanding the foregoing, as between BNY Mellon and the Trust information shall not be Confidential Information and shall not be subject to such confidentiality obligations if it: (a) is already known to the receiving party at the time it is obtained; (b) is or becomes publicly known or available through no wrongful act of the receiving party; (c) is rightfully received from a third party who, to the best of the receiving party’s knowledge, is not under a duty of confidentiality; (d) is released by the protected party to a third party without restriction;

(e) is requested or required to be disclosed by the receiving party pursuant to a court order, subpoena, governmental or regulatory authority request or law; (f) is relevant to the defense of any claim or cause of action asserted against the receiving party; (g) is Fund information provided by BNY Mellon in connection with an independent third party compliance or other review; (h) is released in connection with the provision of services under this Agreement; or (i) has been or is independently developed or obtained by the receiving party. Provisions authorizing the disclosure of information shall survive any termination of this Agreement. The obligations set forth in this Section 19 shall survive any termination of this Agreement for a period of one (1) year after such termination.

20.	Limitation of Liability of the Trustees and Others.

It is expressly agreed that the obligations of the Trust hereunder, if any, shall not be binding upon any of the Trustees, shareholders, nominees, officers, or employees of the Trust personally, but shall bind only the trust property of the Trust, or if the obligation relates to one or more Funds, the obligations hereunder will be limited to the respective assets of the Fund. The execution and delivery of this Agreement have been authorized by the Trustees, and this Agreement has been signed and delivered by an authorized officer of the Trust, acting as such, and neither such authorization by the Trustees nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Trust (or the property of a Fund), as provided in the Trust's Agreement and Declaration of Trust.

IN WITNESS WHEREOF, the parties hereto have caused the foregoing instrument to be executed by their duly authorized officers and their seals to be hereunto affixed, all as of the day and year first above written.

DBX ETF Trust
on behalf of the Funds identified on Exhibit A attached hereto

/s/ Fiona Bassett	By: /s/ Alex Depetris
Managing Director	Name: Alex Depetris
Fiona Bassett	Title: Director

BNY MELLON INVESTMENT
SERVICING (US) INC.

By: /s/ Thomas Porrazzo
Name: Thomas Porrazzo
Title: Managing Director

EXHIBIT A

List of Funds

Name	Ticker Symbol

EXHIBIT B

I, Leslie Lowenbraun, Secretary of DBX ETF Trust, a Delaware Statutory Trust (the ''Trust"), do hereby certify that:

The following individuals serve in the following positions with the Trust, and each has been duly elected or appointed by the Board of the Trust to his or her respective position and qualified therefor in conformity with the Trust's Organizational Documents, and the signatures set forth opposite their respective names are their true and correct signatures. Each such person is designated as an Authorized Person under the Corporate Services Agreement dated as of
___________________, 2016, between the Trust and BNY Mellon Investment Servicing (US) Inc.

Name	Position	Signature

_____________________________	______________________________	_______________________________

EXHIBIT C

BNY MELLON POLICIES

I-A-010: Code of Conduct (June 2013)

I-A-035: Business Conflicts of Interest (Oct 1, 2014)

I-A-045: Personal Securities Trading Policy (March 2014) I-A-046: Securities Firewall Policy (Sept 29, 2014)

I-A-065: Gifts, Entertainment and Other Expenses to Commercial Clients, Suppliers or Vendor (March 2014)

I-A-075: Gifts, Entertainment and Payments to Governments (August 28, 2014)

1-A-085: Outside Affiliations, Outside Employment, and Certain Outside Compensation (Sept 29, 2014)

I-A-095: Political Contributions (Jan 2014)

I-A-125: Information Privacy Policy (Aug 19, 2014) I-A-145: Anti-Corruption Policy (Oct 17, 2014)

I-A-150: Economic Sanctions Policy (August 2013)

I-A-170: Federal Reserve Board Regulation W-23A and 23B (August 26, 2014) I-A-185: Customer Complaints Corporate Policy (April 15, 2014)

I-A-200: Compliance Training Policy (April 17, 2014)

I-A-250: Global AML and Know Your Customer Policy Global AML/KYC Manual (Oct I,

2014)

I-A-260: Policy on Identifying, Investigating and Reporting Suspicious Activity of US Based Employees (August 15, 2014)

I-A-270: AML Training Policy (April 23, 2014)

II-A-20: Suspicious Activity Reporting for Non-US Based Employees (May 13, 2014) I-D-200: Global Records Management Policy (Sept 30 2014)

I-L-010: Business Continuity Policy (Jan 2014)

I-N-310: Information Protection Policy (Dec 31, 2013)

I-N-320: Information Classification Policy (Feb 28, 2014)

I-N-320.001: Information Classification Standards (Feb 28, 2014)

SCHEDULE I

Schedule of Services

All services provided in this Schedule of Services are subject to the review and approval of the appropriate Trust officers, internal Trust counsel and accountants of the Trust, as may be applicable. The services included on this Schedule of Services may be provided by BNY Mellon or, if mutually agreed, a BNY Mellon Affiliate, collectively referred to herein as “BNY Mellon”.

CORPORATE SERVICES

BNY Mellon shall provide the following regulatory and Board-related administration services for the Trust:

•	Assemble (create, print or coordinate the printing with a financial printer of the Trust’s choosing, arrange shipment, etc.) and distribute all materials, for books for quarterly meetings of the Board, as well as organizational board meetings and audit committee and nominating committee meetings, if any, held on the same quarterly schedule (“Organizational Board Meetings” and “A&N Committee Meetings;” respectively) and special board meetings held during normal business hours (“Special Board Meetings”) not to exceed 6 in any calendar year, unless otherwise agreed to between the parties in advance and in accordance with Section 9, on a timeline to be agreed upon by the parties hereto, including the drafting of notices of meetings, agendas and resolutions for such quarterly board meetings, Organizational Board Meetings, and Special Board Meetings (all such board meetings collectively, “Board Meetings”') and the A&N Committee Meetings (with final selection of agenda items made by Trust counsel);

•	Attend in-person (or telephonically, as necessary or agreed between the parties) the Board Meetings and A&N Committee Meetings and draft minutes thereof;

•	Provide a “flash report” within two weeks or as agreed to by the parties after the adjournment of each quarterly Board meeting and audit committee meeting summarizing the following in a chart format:

(1) Significant issues addressed by the Board and audit committee at such meeting;

(2)	Any action items identified at such meeting; and
(3)	The tentative production timeline for the next regularly scheduled Board meeting and audit committee meeting

•	Prepare and coordinate the filing of annual post-effective amendments to the Trust's registration statement[1] (but not including the addition of one or more new Funds or classes of shares or the combining of multiple prospectuses into one prospectus or the splitting of one prospectus into multiple prospectuses);

•	Prepare and coordinate the filing of Forms N-CSR, N-Q and N-PX, as applicable (with the Trust supplying the voting records in the format required by BNY Mellon);

1 Currently the Trust has two fiscal year ends (5/3 l and 8/31) that trigger annual post-effective filings, but the Trust's Board may from time to time adopt additional fiscal year ends which may result in additional fees as agreed upon between the parties in advance and in accordance with Section 9.

•	Assist with and/or coordinate such other filings, notices and regulatory matters on such terms and conditions as BNY Mellon and the Trust may mutually agree on in writing from time to time.

•	eBoard Book Services: The Trust will be moving its Board Meetings and A&N Committee Meetings to a digital application chosen by the Trust, in its sole discretion. Once the move is initiated, BNY Mellon will upload and configure the furnished materials to the digital application for each meeting as agreed to between BNY Mellon and the Trust in accordance with Section 12. Making Documents available as soon as reasonably practicable, but generally within two

(2) business days upon request of an Authorized Person.

•	Allow the Trust upon reasonable advance notification to ascertain compliance of BNY Mellon with any or all of the services as described in this Agreement via either semi-annual onsite visits and/or reasonable requests for Documents or provide other evidence of compliance with the terms of this Agreement and applicable regulatory requirements.

•	38a-1 Compliance Support Services
•	Provide compliance policies and procedures related to ce1tain services provided by BNY Mellon and, if mutually agreed, certain of the BNY Mellon Affiliates; summary procedures thereof; and periodic certification letters.